FINANCIAL SUMMARY

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

FY2013 Second Quarter

(April 1, 2012 through September 30, 2012)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2013 Second Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

English translation from the original Japanese-language document

November 5, 2012

Company name	: Toyota Motor Corporation
Stock exchanges on which the shares are listed	: Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	: 7203
URL	: http://www.toyota.co.jp
Representative	: Akio Toyoda, President
Contact person	: Tetsuya Otake, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	: November 14, 2012
Payment date of cash dividends	: November 27, 2012
Supplemental materials prepared for quarterly financial results	: yes
Earnings announcement for quarterly financial results	: yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2013 First Half (April 1, 2012 through September 30, 2012)

(1)	Consolidated financial results (For the six months ended September 30)

	(% of change from previous first half)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2013 first half	10,908,354	36.1	693,750	—	794,537	—	548,269	572.1
FY2012 first half	8,015,922	-17.2	-32,573	—	-1,403	—	81,581	-71.8

(Note) Quarterly comprehensive income: FY2013 first half 325,240 million yen (— %), FY2012 first half-214,197 million yen (— %)

	Net income attributable to Toyota Motor Corporation per share – Basic	Net income attributable to Toyota Motor Corporation per share – Diluted
	Yen	Yen
FY2013 first half	173.13	173.13
FY2012 first half	26.02	26.02

(2)	Consolidated financial position

	Total assets	Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2013 second quarter	30,100,682	11,265,274	10,738,895	35.7
FY2012	30,650,965	11,066,478	10,550,261	34.4

2.	Cash dividends

	Annual cash dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2012	—	20.00	—	30.00	50.00
FY2013	—	30.00
FY2013 (forecast)			—	—	—

(Note) Revisions to the forecast of cash dividends since the latest announcement: none

3.	Forecast of consolidated results for FY2013 (April 1, 2012 through March 31, 2013)

	(% of change from FY2012)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2013	21,300,000	14.6	1,050,000	195.3	1,180,000	172.6	780,000	175.1	246.30

(Note) Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter (Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 5 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: none

Note: For more details, please see page 5 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2013 second quarter 3,447,997,492 shares, FY2012 3,447,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2013 second quarter 281,192,085 shares,
FY2012 281,187,739 shares

(iii)	Average number of shares issued and outstanding in each period: FY2013 first half 3,166,806,561 shares,
FY2012 first half 3,135,690,797 shares

Information Regarding the Quarterly Review Procedures

At the time of disclosure of this report, the procedures for review of quarterly consolidated financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s forecasts for consolidated results. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales; (ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, and interest rates fluctuations; (iv) changes in funding environment in financial markets and increased competition in the financial services industry; (v) Toyota’s ability to market and distribute effectively; (vi) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vii) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (viii) political and economic instability in the markets in which Toyota operates; (ix) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (x) any damage to Toyota’s brand image; (xi) Toyota’s reliance on various suppliers for the provision of supplies; (xii) increases in prices of raw materials; (xiii) Toyota’s reliance on various digital and information technologies; and (xiv) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with accounting principles generally accepted in the United States of America.

TOYOTA MOTOR CORPORATION    FY2013 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

TOYOTA MOTOR CORPORATION    FY2013 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.	Qualitative Information Concerning Consolidated Financial Results for FY2013 First Half

(1)	Financial Results

Consolidated vehicle unit sales in Japan and overseas increased by 1,490 thousand units, or 49.2%, to 4,516 thousand units in FY2013 first half (the six months ended September 30, 2012) compared with FY2012 first half (the six months ended September 30, 2011). Vehicle unit sales in Japan increased by 395 thousand units, or 49.5%, to 1,192 thousand units in FY2013 first half compared with FY2012 first half. Meanwhile, overseas vehicle unit sales also increased by 1,095 thousand units, or 49.1%, to 3,324 thousand units in FY2013 first half compared with FY2012 first half.

As for the results of operations, net revenues increased by 2,892.4 billion yen, or 36.1%, to 10,908.3 billion yen in FY2013 first half compared with FY2012 first half, and operating income increased by 726.3 billion yen to 693.7 billion yen in FY2013 first half compared with FY2012 first half. Among the factors contributing to an increase in operating income were the effects of marketing efforts of 580.0 billion yen and cost reduction efforts of 230.0 billion yen. On the other hand, factors contributing to a decrease in operating income primarily included the effects of changes in exchange rates of 60.0 billion yen, an increase in expense and others of 20.0 billion yen and other factors of 3.7 billion yen. Income before income taxes and equity in earnings of affiliated companies increased by 795.9 billion yen to 794.5 billion yen in FY2013 first half compared with FY2012 first half. Net income attributable to Toyota Motor Corporation increased by 466.6 billion yen, or 572.1%, to 548.2 billion yen in FY2013 first half compared with FY2012 first half.

(2) Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations increased by 2,884.8 billion yen, or 39.8%, to 10,128.8 billion yen in FY2013 first half compared with FY2012 first half, and operating income increased by 708.0 billion yen to 498.0 billion yen in FY2013 first half compared with FY2012 first half. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and cost reduction efforts.

(ii) Financial services:

Net revenues for the financial services operations decreased by 10.3 billion yen, or 1.9%, to 546.4 billion yen in FY2013 first half compared with FY2012 first half. However, operating income increased by 3.4 billion yen, or 2.0%, to 174.5 billion yen in FY2013 first half compared with FY2012 first half. The increase in operating income was mainly due to an increase in valuation gains from transactions such as interest rate swaps measured at fair value, despite effects related to credit losses including provision and reversal in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses increased by 50.2 billion yen, or 11.3%, to 495.9 billion yen in FY2013 first half compared with FY2012 first half, and operating income increased by 14.4 billion yen, or 181.2%, to 22.4 billion yen in FY2013 first half compared with FY2012 first half.

TOYOTA MOTOR CORPORATION    FY2013 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Geographic Information

(i) Japan:

Net revenues in Japan increased by 1,752.7 billion yen, or 37.7%, to 6,406.2 billion yen in FY2013 first half compared with FY2012 first half, and operating income increased by 526.7 billion yen to 250.8 billion yen in FY2013 first half compared with FY2012 first half. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and cost reduction efforts.

(ii) North America:

Net revenues in North America increased by 1,104.3 billion yen, or 56.9%, to 3,043.7 billion yen in FY2013 first half compared with FY2012 first half, and operating income increased by 121.0 billion yen, or 196.7%, to 182.6 billion yen in FY2013 first half compared with FY2012 first half. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(iii) Europe:

Net revenues in Europe increased by 50.5 billion yen, or 5.3%, to 1,009.6 billion yen in FY2013 first half compared with FY2012 first half, and operating income increased by 13.9 billion yen to 12.0 billion yen in FY2013 first half compared with FY2012 first half. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(iv) Asia:

Net revenues in Asia increased by 634.7 billion yen, or 41.6%, to 2,161.9 billion yen in FY2013 first half compared with FY2012 first half, and operating income increased by 63.9 billion yen, or 49.0%, to 194.5 billion yen in FY2013 first half compared with FY2012 first half. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(v) Other (Central and South America, Oceania and Africa):

Net revenues in other regions increased by 160.3 billion yen, or 19.5%, to 984.3 billion yen in FY2013 first half compared with FY2012 first half, and operating income increased by 0.6 billion yen, or 1.1%, to 58.7 billion yen in FY2013 first half compared with FY2012 first half.

TOYOTA MOTOR CORPORATION    FY2013 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2.	Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2013

Reflecting the current trend of foreign currency exchange rates, the revision of our sales plans based on our recent business performance and favorable results obtained from a variety of measures for profit improvement, the current forecast of consolidated financial results for FY2013 (April 1, 2012 through March 31, 2013) is set forth below. This forecast assumes average exchange rates through the fiscal year of 79 yen per US$1 and 100 yen per 1 euro.

Forecast of consolidated results for FY2013

Net revenues	21,300.0 billion yen	(an increase of 14.6% compared with FY2012)
Operating income	1,050.0 billion yen	(an increase of 195.3% compared with FY2012)
Income before income taxes and equity in earnings of affiliated companies	1,180.0 billion yen	(an increase of 172.6% compared with FY2012)
Net income attributable to Toyota Motor Corporation	780.0 billion yen	(an increase of 175.1% compared with FY2012)

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales; (ii) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (iii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, and interest rates fluctuations; (iv) changes in funding environment in financial markets and increased competition in the financial services industry; (v) Toyota’s ability to market and distribute effectively; (vi) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vii) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (viii) political and economic instability in the markets in which Toyota operates; (ix) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (x) any damage to Toyota’s brand image; (xi) Toyota’s reliance on various suppliers for the provision of supplies; (xii) increases in prices of raw materials; (xiii) Toyota’s reliance on various digital and information technologies; and (xiv) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2013 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies by estimated annual effective tax rates. These estimated effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that are expected to affect estimated effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued updated guidance on the presentation of comprehensive income. This guidance requires to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Toyota and its consolidated subsidiaries (“Toyota”) adopted this guidance from the interim period within the fiscal year, begun after December 15, 2011. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2013 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4.	Consolidated Production and Sales

(1) Production

		(Units)
Business segment		FY2012 first half (April 1, 2011 through September 30, 2011)	FY2013 first half (April 1, 2012 through September 30, 2012)	Increase (Decrease)
Automotive	Japan	1,570,878	2,205,682	634,804
	North America	464,609	841,608	376,999
	Europe	154,202	179,895	25,693
	Asia	690,534	948,234	257,700
	Other	193,462	225,248	31,786

	Total	3,073,685	4,400,667	1,326,982

Other	Housing	2,535	2,437	(98)

Business segment		FY2012 second quarter (July 1, 2011 through September 30, 2011)	FY2013 second quarter (July 1, 2012 through September 30, 2012)	Increase (Decrease)
Automotive	Japan	1,014,731	1,100,396	85,665
	North America	276,349	390,885	114,536
	Europe	78,450	77,865	(585)
	Asia	410,710	478,164	67,454
	Other	103,788	117,195	13,407

	Total	1,884,028	2,164,505	280,477

Other	Housing	1,526	1,393	(133)
Note: 1 Production in “Automotive” indicates production units of vehicles (new). 2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa. (2) Sales (by destination)

		(Units)
Business segment		FY2012 first half (April 1, 2011 through September 30, 2011)	FY2013 first half (April 1, 2012 through September 30, 2012)	Increase (Decrease)
Automotive	Japan	797,063	1,191,930	394,867
	North America	689,304	1,260,728	571,424
	Europe	361,122	412,166	51,044
	Asia	615,188	839,865	224,677
	Other	564,229	811,497	247,268

	Total	3,026,906	4,516,186	1,489,280

Other	Housing	2,441	2,424	(17)

Business segment		FY2012 second quarter (July 1, 2011 through September 30, 2011)	FY2013 second quarter (July 1, 2012 through September 30, 2012)	Increase (Decrease)
Automotive	Japan	504,780	615,260	110,480
	North America	413,836	598,381	184,545
	Europe	186,873	203,319	16,446
	Asia	355,315	421,109	65,794
	Other	344,728	409,554	64,826

	Total	1,805,532	2,247,623	442,091

Other	Housing	1,562	1,494	(68)

Note:	1 Sales in “Automotive” indicates sales units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2013 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

5.	Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheets

	(Amount: million yen)
	FY2012 (March 31, 2012)	FY2013 second quarter (September 30, 2012)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	1,679,200	1,665,422	(13,778)
Time deposits	80,301	111,751	31,450
Marketable securities	1,181,070	1,287,547	106,477
Trade accounts and notes receivable, less allowance for doubtful accounts	1,999,827	1,697,071	(302,756)
Finance receivables, net	4,114,897	4,181,475	66,578
Other receivables	408,547	330,491	(78,056)
Inventories	1,622,282	1,566,995	(55,287)
Deferred income taxes	718,687	665,419	(53,268)
Prepaid expenses and other current assets	516,378	455,203	(61,175)

Total current assets	12,321,189	11,961,374	(359,815)

Noncurrent finance receivables, net	5,602,462	5,539,741	(62,721)
Investments and other assets:
Marketable securities and other securities investments	4,053,572	4,120,626	67,054
Affiliated companies	1,920,987	1,919,273	(1,714)
Employees receivables	56,524	56,441	(83)
Other	460,851	469,116	8,265

Total investments and other assets	6,491,934	6,565,456	73,522

Property, plant and equipment:
Land	1,243,261	1,238,046	(5,215)
Buildings	3,660,912	3,650,239	(10,673)
Machinery and equipment	9,094,399	8,918,571	(175,828)
Vehicles and equipment on operating leases	2,575,353	2,520,289	(55,064)
Construction in progress	275,357	264,161	(11,196)

Total property, plant and equipment, at cost	16,849,282	16,591,306	(257,976)

Less – Accumulated depreciation	(10,613,902)	(10,557,195)	56,707

Total property, plant and equipment, net	6,235,380	6,034,111	(201,269)

Total assets	30,650,965	30,100,682	(550,283)

TOYOTA MOTOR CORPORATION    FY2013 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

	(Amount: million yen)
	FY2012 (March 31, 2012)	FY2013 second quarter (September 30, 2012)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	3,450,649	3,707,934	257,285
Current portion of long-term debt	2,512,620	2,142,549	(370,071)
Accounts payable	2,242,583	1,889,978	(352,605)
Other payables	629,093	564,255	(64,838)
Accrued expenses	1,828,523	1,769,137	(59,386)
Income taxes payable	133,778	214,210	80,432
Other current liabilities	984,328	951,545	(32,783)

Total current liabilities	11,781,574	11,239,608	(541,966)

Long-term liabilities:
Long-term debt	6,042,277	5,874,791	(167,486)
Accrued pension and severance costs	708,402	714,765	6,363
Deferred income taxes	908,883	872,047	(36,836)
Other long-term liabilities	143,351	134,197	(9,154)

Total long-term liabilities	7,802,913	7,595,800	(207,113)

Total liabilities	19,584,487	18,835,408	(749,079)

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2012 and September 30, 2012 issued: 3,447,997,492 shares at March 31, 2012 and September 30, 2012	397,050	397,050	—
Additional paid-in capital	550,650	550,334	(316)
Retained earnings	11,917,074	12,370,337	453,263
Accumulated other comprehensive income (loss)	(1,178,833)	(1,443,135)	(264,302)
Treasury stock, at cost, 281,187,739 shares at March 31, 2012 and 281,192,085 shares at September 30, 2012	(1,135,680)	(1,135,691)	(11)

Total Toyota Motor Corporation shareholders’ equity	10,550,261	10,738,895	188,634

Noncontrolling interests	516,217	526,379	10,162

Total shareholders’ equity	11,066,478	11,265,274	198,796

Commitments and contingencies

Total liabilities and shareholders’ equity	30,650,965	30,100,682	(550,283)

TOYOTA MOTOR CORPORATION    FY2013 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2) Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Comprehensive Income

First half for the six months ended September 30

Quarterly Consolidated Statements of Income

	(Amount: million yen)
	FY2012 first half (Six months ended September 30, 2011)	FY2013 first half (Six months ended September 30, 2012)	Increase (Decrease)
Net revenues:
Sales of products	7,473,159	10,375,889	2,902,730
Financing operations	542,763	532,465	(10,298)

Total net revenues	8,015,922	10,908,354	2,892,432

Costs and expenses:
Cost of products sold	6,883,888	8,985,276	2,101,388
Cost of financing operations	305,154	265,059	(40,095)
Selling, general and administrative	859,453	964,269	104,816

Total costs and expenses	8,048,495	10,214,604	2,166,109

Operating income (loss)	(32,573)	693,750	726,323

Other income (expense):
Interest and dividend income	50,608	54,489	3,881
Interest expense	(11,783)	(12,795)	(1,012)
Foreign exchange gain (loss), net	(13,874)	27,028	40,902
Other income, net	6,219	32,065	25,846

Total other income (expense)	31,170	100,787	69,617

Income (loss) before income taxes and equity in earnings of affiliated companies	(1,403)	794,537	795,940

Provision for income taxes	(28,210)	310,846	339,056
Equity in earnings of affiliated companies	79,526	123,857	44,331

Net income	106,333	607,548	501,215

Less: Net income attributable to noncontrolling interests	(24,752)	(59,279)	(34,527)

Net income attributable to Toyota Motor Corporation	81,581	548,269	466,688

	(Amount: yen)
Net income attributable to Toyota Motor Corporation per share
Basic	26.02	173.13	147.11
Diluted	26.02	173.13	147.11

TOYOTA MOTOR CORPORATION    FY2013 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Quarterly Consolidated Statements of Comprehensive Income

	(Amount: million yen)
	FY2012 first half (Six months ended September 30, 2011)	FY2013 first half (Six months ended September 30, 2012)	Increase (Decrease)
Net income	106,333	607,548	501,215
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(302,837)	(216,260)	86,577
Unrealized gains (losses) on securities, net of reclassification adjustments	(20,252)	(68,742)	(48,490)
Pension liability adjustments	2,559	2,694	135

Total other comprehensive income (loss)	(320,530)	(282,308)	38,222

Comprehensive income (loss)	(214,197)	325,240	539,437

Less: Comprehensive income attributable to noncontrolling interests	(6,684)	(41,273)	(34,589)

Comprehensive income (loss) attributable to Toyota Motor Corporation	(220,881)	283,967	504,848

TOYOTA MOTOR CORPORATION    FY2013 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Second quarter for the three months ended September 30

Quarterly Consolidated Statements of Income

	(Amount: million yen)
	FY2012 second quarter (Three months ended September 30, 2011)	FY2013 second quarter (Three months ended September 30, 2012)	Increase (Decrease)
Net revenues:
Sales of products	4,310,812	5,142,201	831,389
Financing operations	264,060	264,580	520

Total net revenues	4,574,872	5,406,781	831,909

Costs and expenses:
Cost of products sold	3,908,557	4,444,403	535,846
Cost of financing operations	143,618	133,100	(10,518)
Selling, general and administrative	447,307	488,671	41,364

Total costs and expenses	4,499,482	5,066,174	566,692

Operating income	75,390	340,607	265,217

Other income (expense):
Interest and dividend income	18,130	19,853	1,723
Interest expense	(6,402)	(6,759)	(357)
Foreign exchange gain (loss), net	(10,196)	16,110	26,306
Other income, net	2,206	9,523	7,317

Total other income (expense)	3,738	38,727	34,989

Quarterly income before income taxes and equity in earnings of affiliated companies	79,128	379,334	300,206

Provision for income taxes	14,978	145,932	130,954
Equity in earnings of affiliated companies	39,324	52,516	13,192

Quarterly net income	103,474	285,918	182,444

Less: Quarterly net income attributable to noncontrolling interests	(23,053)	(27,996)	(4,943)

Quarterly net income attributable to Toyota Motor Corporation	80,421	257,922	177,501

	(Amount: yen)
Quarterly net income attributable to Toyota Motor Corporation per share
Basic	25.65	81.45	55.80
Diluted	25.65	81.44	55.79

TOYOTA MOTOR CORPORATION    FY2013 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Quarterly Consolidated Statements of Comprehensive Income

	(Amount: million yen)
	FY2012 second quarter (Three months ended September 30, 2011)	FY2013 second quarter (Three months ended September 30, 2012)	Increase (Decrease)
Quarterly net income	103,474	285,918	182,444
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(253,183)	(55,105)	198,078
Unrealized gains (losses) on securities, net of reclassification adjustments	(72,245)	22,040	94,285
Pension liability adjustments	5,807	1,751	(4,056)

Total other comprehensive income (loss)	(319,621)	(31,314)	288,307

Quarterly comprehensive income (loss)	(216,147)	254,604	470,751

Less: Quarterly comprehensive income attributable to noncontrolling interests	(8,172)	(24,021)	(15,849)

Quarterly comprehensive income (loss) attributable to Toyota Motor Corporation	(224,319)	230,583	454,902

TOYOTA MOTOR CORPORATION    FY2013 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Quarterly Consolidated Statements of Cash Flows

	(Amount: million yen)
	FY2012 first half (Six months ended September 30, 2011)	FY2013 first half (Six months ended September 30, 2012)
Cash flows from operating activities:
Net income	106,333	607,548
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	521,560	512,984
Provision for doubtful accounts and credit losses	(10,067)	3,799
Pension and severance costs, less payments	11,933	12,215
Losses on disposal of fixed assets	10,284	17,939
Unrealized losses on available-for-sale securities, net	3,677	192
Deferred income taxes	(16,642)	42,806
Equity in earnings of affiliated companies	(79,526)	(123,857)
Changes in operating assets and liabilities, and other	(58,194)	165,921

Net cash provided by operating activities	489,358	1,239,547

Cash flows from investing activities:
Additions to finance receivables	(4,038,894)	(4,833,154)
Collection of and proceeds from sales of finance receivables	4,090,856	4,356,353
Additions to fixed assets excluding equipment leased to others	(311,070)	(351,486)
Additions to equipment leased to others	(380,610)	(491,042)
Proceeds from sales of fixed assets excluding equipment leased to others	11,694	16,102
Proceeds from sales of equipment leased to others	240,254	226,140
Purchases of marketable securities and security investments	(1,532,107)	(1,548,477)
Proceeds from sales of and maturity of marketable securities and security investments	1,573,974	1,216,861
Changes in investments and other assets, and other	(62,458)	47,585

Net cash used in investing activities	(408,361)	(1,361,118)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	827,401	1,434,661
Payments of long-term debt	(1,255,850)	(1,566,515)
Increase in short-term borrowings	279,988	422,767
Dividends paid	(94,071)	(95,004)
Purchase of common stock, and other	(28,699)	(27,538)

Net cash provided by (used in) financing activities	(271,231)	168,371

Effect of exchange rate changes on cash and cash equivalents	(134,471)	(60,578)

Net decrease in cash and cash equivalents	(324,705)	(13,778)

Cash and cash equivalents at beginning of period	2,080,709	1,679,200

Cash and cash equivalents at end of period	1,756,004	1,665,422

Note:	In the Quarterly Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(4) Going Concern Assumption

          None

TOYOTA MOTOR CORPORATION    FY2013 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(5) Segment Information

(i) Segment operating results

FY2012 first half (Six months ended September 30, 2011)

	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	7,231,889	542,763	241,270	—	8,015,922
Inter-segment sales and transfers	12,113	14,056	204,413	(230,582)	—

Total	7,244,002	556,819	445,683	(230,582)	8,015,922

Operating expenses	7,454,012	385,814	437,696	(229,027)	8,048,495

Operating income (loss)	(210,010)	171,005	7,987	(1,555)	(32,573)

FY2013 first half (Six months ended September 30, 2012)

	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	10,109,638	532,465	266,251	—	10,908,354
Inter-segment sales and transfers	19,216	14,003	229,694	(262,913)	—

Total	10,128,854	546,468	495,945	(262,913)	10,908,354

Operating expenses	9,630,793	371,962	473,486	(261,637)	10,214,604

Operating income	498,061	174,506	22,459	(1,276)	693,750

FY2012 second quarter (Three months ended September 30, 2011)

	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	4,176,146	264,060	134,666	—	4,574,872
Inter-segment sales and transfers	7,026	6,987	120,478	(134,491)	—

Total	4,183,172	271,047	255,144	(134,491)	4,574,872

Operating expenses	4,190,640	194,653	245,207	(131,018)	4,499,482

Operating income (loss)	(7,468)	76,394	9,937	(3,473)	75,390

FY2013 second quarter (Three months ended September 30, 2012)

	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	4,998,955	264,580	143,246	—	5,406,781
Inter-segment sales and transfers	9,794	7,420	109,443	(126,657)	—

Total	5,008,749	272,000	252,689	(126,657)	5,406,781

Operating expenses	4,769,381	184,228	239,560	(126,995)	5,066,174

Operating income	239,368	87,772	13,129	338	340,607

TOYOTA MOTOR CORPORATION    FY2013 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(ii) Geographic Information

FY2012 first half (Six months ended September 30, 2011)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	3,004,169	1,897,865	931,468	1,427,691	754,729	—	8,015,922
Inter-segment sales and transfers	1,649,364	41,508	27,620	99,497	69,316	(1,887,305)	—

Total	4,653,533	1,939,373	959,088	1,527,188	824,045	(1,887,305)	8,015,922

Operating expenses	4,929,446	1,877,830	961,015	1,396,649	765,976	(1,882,421)	8,048,495

Operating income (loss)	(275,913)	61,543	(1,927)	130,539	58,069	(4,884)	(32,573)

FY2013 first half (Six months ended September 30, 2012)
	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	4,047,887	2,982,435	967,883	2,014,301	895,848	—	10,908,354
Inter-segment sales and transfers	2,358,369	61,301	41,724	147,607	88,507	(2,697,508)	—

Total	6,406,256	3,043,736	1,009,607	2,161,908	984,355	(2,697,508)	10,908,354

Operating expenses	6,155,426	2,861,125	997,552	1,967,383	925,647	(2,692,529)	10,214,604

Operating income	250,830	182,611	12,055	194,525	58,708	(4,979)	693,750

Note: “Other” consists of Central and South America, Oceania and Africa.
FY2012 second quarter (Three months ended September 30, 2011)
	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	1,838,482	1,065,110	483,327	769,587	418,366	—	4,574,872
Inter-segment sales and transfers	1,030,562	20,665	15,848	57,664	36,863	(1,161,602)	—

Total	2,869,044	1,085,775	499,175	827,251	455,229	(1,161,602)	4,574,872

Operating expenses	2,938,323	1,053,223	493,551	756,824	418,188	(1,160,627)	4,499,482

Operating income (loss)	(69,279)	32,552	5,624	70,427	37,041	(975)	75,390

FY2013 second quarter (Three months ended September 30, 2012)
	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	2,033,402	1,422,686	478,434	1,016,604	455,655	—	5,406,781
Inter-segment sales and transfers	1,130,589	28,239	19,125	71,646	45,209	(1,294,808)	—

Total	3,163,991	1,450,925	497,559	1,088,250	500,864	(1,294,808)	5,406,781

Operating expenses	3,020,266	1,385,950	488,905	995,305	469,332	(1,293,584)	5,066,174

Operating income	143,725	64,975	8,654	92,945	31,532	(1,224)	340,607

Note: “Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION    FY2013 Second Quarter Financial Summary

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(6) Significant Changes in Shareholders’ Equity

          None